[EPICEPT CORPORATION LETTERHEAD]

April 26, 2012

VIA EDGAR

Attn: Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                  EpiCept Corporation

Post-Effective Amendment No.1 to Form S-3 on Form S-1, Filed April 6, 2012

File No. 333-176512

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, EpiCept Corporation (the “Registrant”) hereby applies for an order granting withdrawal of its Post-Effective Amendment No.1 to Form S-3 on Form S-1, together with all exhibits thereto, Commission File No. 333-176512 (collectively, the “Post-Effective Amendment”).  The Post-Effective Amendment was filed with the Commission on April 6, 2012.

The Post-Effective Amendment proposed to amend five registration statements on Form S-3, one of which covers an unallocated primary shelf offering which is not permitted on Form S-1.  The Post-Effective Amendment has not been declared effective and, since the filing of the Post-Effective Amendment, no securities have been sold pursuant to any of the registration statements proposed to be amended thereby.  Accordingly, the Registrant requests an order granting the withdrawal of the Post-Effective Amendment be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding the foregoing application for withdrawal, please contact Adam Eilenberg of Eilenberg & Krause LLP, outside counsel for the Registrant, at (212) 986-9700.

Sincerely,
EPICEPT CORPORATION

By:	/s/ Robert W. Cook
Name:	Robert W. Cook
Title:	Chief Financial Officer